EXHIBIT 1

          [North Fork Letterhead]

                                                          June 26, 1996

          VIA FEDERAL EXPRESS

          Mr. Philip S. Messina
          Chief Executive Officer &
              President
          Haven Bancorp, Inc.
          93-22 Jamaica Ave.
          Woodhaven, New York  11421

          Dear Mr. Messina:

          During our recent meetings, I expressed North Fork's desire to enter into discussions with Haven Bancorp to determine if a business combination between Haven and North Fork were feasible and in the best interest of our respective shareholders. I would like to reiterate North Fork's desire to enter into such discussions and again suggest that you make yourself and several of your Board members available to meet with a representative group from North Fork, in order to discuss the benefits of such an amalgamation.

          We believe that a combination of both companies on a pooling of interest basis would be in the best interests of Haven's shareholders. Your shareholders would receive North Fork stock having a value in excess of the current market price of Haven stock and they would have a contin-uing equity interest in a larger company that, we be-lieve, has significantly greater long-term growth pros-pects than Haven would have on a stand-alone basis. If for any reason your Board of Directors would desire a transaction providing for cash consideration, instead of stock, we would be pleased to discuss this alternative with you. In all events, the resulting bank would be able to compete more effectively in this consolidating marketplace and give the resulting Bank's customers and communities broader services and convenience.

          We would be pleased to share our analysis with you. It will give you an opportunity to compare it to Haven's business plan, which according to Haven's press release on May 31, 1996, was used to determine your present course of action. It is difficult for us to understand your Board's basis for ignoring discussions with North Fork on such an important matter without having suffi-cient information to make an informed decision on whether your present course of action could possibly provide greater value to stockholders than the terms of a busi-ness combination with North Fork.

          In the event the Haven Board of Directors determines to explore a merger, sale or other business combination with a third party other than North Fork, North Fork requests that it be treated no less favorably than any such third party, including access to confidential information concerning Haven and the opportunity to submit a proposal.

          We are confident that we can formulate a definitive proposal that will offer the greatest value to your stockholders. I would like to have another opportunity to meet with you and appear before Haven's Board to discuss our thinking in greater detail. I look forward to a favorable response.

                                               Very truly yours,

                                               /s/John Adam Kanas
                                                  John Adam Kanas

          cc:  Board of Directors
                Haven Bancorp, Inc.